Exhibit 14.2

Pacific Green Technologies Inc.

Whistle-Blower Policy

This whistle-blower policy (the “Policy”) has been approved by the board of directors (the “Board”) of Pacific Green Technologies Inc. and it applies to Pacific Green Technologies Inc. and all its subsidiary companies (“PGT”).

1 PURPOSE

The charter of the audit committee (the “Audit Committee”) provides that the Audit Committee is responsible for:

(i) establishing and overseeing procedures for the receipt, retention and treatment of complaints received by PGT regarding accounting, internal accounting controls or auditing matters;

(ii) reviewing the PGT’s compliance with internal policies; and

(iii) reviewing any reports of whistleblowing.

This Policy establishes procedures for confidential, anonymous submissions (“Complaints”) by employees, representatives and associates of PGT regarding accounting practices, auditing matters and any known or suspected violations of the Anti-Corruption Policy or other corporate polices.

This Policy has been adopted by the Audit Committee and PGT to establish and describe procedures governing the receipt, retention, investigation and treatment of Complaints, to encourage concerned parties to report suspected wrongdoing or misconduct in a timely way and to protect employees who make good faith reports from retaliation.

A copy of this Policy will be distributed to all PGT’s directors, officers, employees and consultants (which term, for all purposes of this Policy, includes all persons who are on the payroll of PGT).

Any questions regarding the application of this Policy should be directed to the Chair of the Audit Committee (Eric Prouty at email address: eprouty0121@gmail.com).

This Policy is supplemented with a number of PGT policies. Copies of these policies can be obtained from PGT’s external website www.pacificgreen-group.com.

2 EXAMPLES OF COMPLAINTS

Complaints covered by this Policy include:

●	Tampering with any accounting or audit-related records or documents of PGT (in any format, including electronic records such as emails) or destroying any PGT accounting or audit-related records or documents (except as otherwise permitted or required by any records retention policies or guidelines as may be adopted by PGT from time to time).

●	Fraud or deliberate error in the preparation, evaluation, review or audit of any of PGT’s financial statements.

●	Fraud or deliberate error in the recording and maintaining of PGT’s financial records (for example, overstating expense reports, falsifying time sheets, preparing erroneous invoices, misstating inventory records or misleading classification of expenditures).

●	Deficiencies in or non-compliance with PGT’s internal accounting controls (for example, circumventing the internal control compliance process).

●	Misrepresentations or omissions regarding matters contained in PGT’s financial records, financial reports or audit reports.

●	Any effort to mislead, deceive, manipulate, coerce or fraudulently influence any internal or external auditor of PGT in connection with the preparation, examination, audit or review of PGT’s financial statements or other records.

●	Auditor independence concerns.

●	Known or suspected violations of the Code of Business Conduct and Ethics Policy.

●	Retaliation or retribution against an individual who makes a Complaint.

Fraudulent or other questionable activities which are not listed above may be also reported in accordance with the Company’s Code of Business Conduct and Ethics or other applicable policies or procedures.

3 REPORTING OF COMPLAINTS

Complaints may be brought by sending an email to the Chair of the Audit Committee (Eric Prouty at email address: eprouty0121@gmail.com)

4 ANONYMITY AND CONFIDENTIALITY

Complaints may be made by sending an email, as described in Section 3 above. In accordance with applicable law and any rules or requirements adopted by securities regulatory authorities and any stock exchange upon which PGT’s securities are listed (the “Applicable Laws”), PGT will maintain confidentiality of Complaints and the identity of the person making the Complaint (if disclosed) and information relating to a Complaint will only be made available to those individuals who need to know of the Complaint in order that the Complaint be properly investigated and addressed.

5 INVESTIGATION

The Audit Committee shall meet to discuss any Complaint received and may exclude from its meetings and subsequent investigations any person it deems appropriate. The Audit Committee is responsible for conducting or delegating the conduct of investigations of each Complaint. In the event that the Audit Committee delegates the conduct of an investigation, a report on the outcome of such investigation must be provided to the Chair of the Audit Committee, on a timely basis, following the conclusion of the investigation. In order to carry out a thorough and comprehensive investigation other parties may be required to participate on an as-needed basis. The person who is the subject of the Complaint is entitled to know the allegations made against him or her and will be given the right to respond. The identity of the person who brought the Complaint will not be shared. In the event that a Complaint is substantiated as a result of the investigative process, appropriate remedial action shall be taken by PGT and any organizational reform necessary to address any identified systemic issues shall be implemented.

6 PROHIBITION ON RETALIATION

In no circumstances will there be any reprisals by PGT against any person who has made a Complaint in good faith. “Reprisals” include termination, dismissal, demotion, discipline, retaliation or any other action which has an adverse effect on the person who has made a Complaint. PGT shall also not take or encourage any actions that would prevent any person from making a Complaint. Persons who engage in any such prohibited conduct may be subject to discipline and termination of employment with PGT.

7 RETENTION OF RECORDS

The Audit Committee shall retain or cause to be retained all relevant records relating to any Complaints received or reports of any reprisals (as set out above) as required by Applicable Laws. The types of retained records shall include records (whether physical or digital) relating to any investigation into a Complaint and the results of any such investigation.

8 ACTING IN GOOD FAITH

Persons filing a Complaint under this Policy should be acting in good faith and have an honest belief that the Complaint is well-founded, including a reasonable factual or other basis. Any Complaints based on allegations that are without basis or that are proven to be intentionally misleading or malicious will be viewed as a serious offense.

9 REVIEW OF POLICY

The Audit Committee shall review this Policy on a periodic basis to determine whether the procedures established under this Policy operate effectively in respect of the receipt, retention and treatment of Complaints and in providing a confidential and anonymous procedure to report violations or Complaints as may be required by Applicable Laws.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

10 APPROVAL OF THIS POLICY

Approved by: Board of Directors of PGT

Dated: September 30, 2020

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